LEGACY
HOTELS
REAL ESTATE INVESTM[ENT TRUST]

File No. 82-34729


05006005

February 18, 2005

SUPPL

RECEIVED
2005 FEB 22 P 2:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of February 18, 2005

- **Legacy Hotels Real Estate Investment Trust Files Audited Financial Statements**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.



3/2

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: 
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.



File No. 82-34729

Legacy Hotels Real Estate Investment Trust Files Audited Financial Statements

- Exchangeable shares reclassified to non-controlling interest in accordance with EIC-151 - - Audited results reflect non-material adjustment -

TORONTO, Feb 18, 2005 (Canada NewsWire via COMTEX) -- Legacy Hotels Real Estate Investment Trust ("Legacy" or "the Trust") (TSX: LGY.UN) today filed its 2004 audited financial statements with the securities regulators. Legacy's audited financial statements reflect the reclassification of exchangeable shares to non- controlling interest in accordance with the recently issued Emerging Issues Committee Abstract 151 ("EIC-151"). Legacy's statements also reflect a non- material audit adjustment relating to its pension accounting. A copy of Legacy's financial statements can be found on the Canadian Securities Administrators' System of Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Legacy's 2004 annual report will be available in mid March.

The Canadian Institute of Chartered Accountants recently issued EIC-151 dealing with the accounting for exchangeable securities issued by subsidiaries of income trusts. EIC-151 provides that specific conditions must be met in order to include exchangeable securities issued by subsidiaries of income trusts as part of unitholders' interest. If the specific conditions are not met, the exchangeable securities must be presented as non-controlling interest or debt, depending on the circumstances. EIC-151 must be applied retroactively, with restatement of prior periods.

Notwithstanding that Legacy's exchangeable shares have substantially the same rights as the Trust's units in terms of distributions, voting rights and residual equity, the exchangeable shares do not meet the specific conditions contained in EIC-151 for classification as equity. As a result, Legacy has reclassified its exchangeable shares of $126.4 million from equity to non-controlling interest, which is neither debt nor equity. This change in accounting policy was applied retroactively. Accordingly, as at January 1, 2003, unitholders' interest was reduced by $126.4 million, the deficit was reduced by $2.5 million and non-controlling interest of $123.9 million was set up on the balance sheet. This change also resulted in a reduction in net loss by $1.3 million for the year ended December 31, 2004 and $1.9 million for the year ended December 31, 2003. This change in accounting policy had no impact on Legacy's liquidity position or distributable income.

The completion of Legacy's audit resulted in an aggregate non-material expense adjustment of $0.8 million relating to the Trust's pension accounting.

Summary of selected audited financial results for the years ended December 31

(in millions of dollars, except per unit amounts)	2004	2003
Net income (loss)	$ (1.8)	$ (6.5)
Distributable income (loss)	29.6	(2.0)
Funds from operations	54.8	18.2
Diluted net income (loss) per unit	$ (0.17)	$ (0.22)
Diluted distributable income (loss) per unit	0.28	(0.02)
Diluted FFO per unit	0.53	0.17
Total assets	$ 1,934.9	$ 1,994.7
Total long-term debt	890.3	829.2
Non-controlling interest	116.3	120.1
Unitholders' interest	796.2	844.3

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Chateau Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

VIEW ADDITIONAL COMPANY-SPECIFIC INFORMATION: http://www.newswire.ca/en/releases/orgDisplay.cgi?okey=54430

For further information: Contacts: Chantal Nappert, Director, Investor Relations, Tel: (416) 874-2765, Email: investor(at)legacyhotels.ca, Website: www.legacyhotels.ca

News release via Canada NewsWire, Toronto 416-863-9350